(The following is an unofficial English translation of the Interim Business Report for the 65th Fiscal Year of Advantest Corporation (the "Company"). The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.)








                                [Advantest logo]

                              Advantest Corporation
                Interim Business Report for the 65th Fiscal Year
                   (April 1, 2006 through September 30, 2006)

                                [Cover graphics]

To Our Shareholders
--------------------------------------------------------------------------------

       Let us report on the business results of Advantest on a consolidated basis during the interim period of fiscal year 2006 (April 1, 2006 through September 30, 2006).

          During this interim fiscal period, Advantest's operating environment was overall favorable, as stimulated by continuing steady sales of consumer digital products (such as portable audio players and flat-panel televisions) from the previous period. Partly due to a trend of inventory adjustment of liquid crystal panels and a reduction in capital expenditures by some semiconductor manufacturers, we did not achieve the interim results forecasted in our previous forecast. However, mainly due to increases in demand for semiconductors and increases in capital expenditures by semiconductor manufacturers for new production lines, our overall sales remained steady.

          Under this environment, Advantest made efforts to increase orders input received and expand sales by introducing products that meet customers' demand and providing test solutions that are targeted at its customers. Advantest also continued to make efforts to improve productivity and cost reduction.

          Accordingly, as compared to the previous interim fiscal period, orders input received decreased by 5.2 % to (Y)115.2 billion, net sales increased by
12.5 % to (Y)120.5 billion, net income before income taxes increased by 38.6 % to (Y)34.0 billion, and net income for the interim fiscal period increased by
51.9 % to (Y)22.2 billion. Overseas sales as a percentage of total sales were 60.0%, as compared with 67.7 % in the previous interim fiscal period.

          Interim dividends of (Y)35 per share as compared to (Y)25 in the corresponding interim period for the previous fiscal year will be distributed to shareholders recorded in the register as of September 30, 2006 beginning on December 1, 2006, as resolved by the Board of Directors' Meeting on October 27, 2006.

          We look forward to your continued support and guidance.

                                                                   November 2006



                                        [Picture of  Toshio Maruyama]

                                                Toshio Maruyama
                              (Representative Board Director, President and CEO)

Summary of Consolidated Results (U.S. GAAP)
--------------------------------------------------------------------------------

                                   Amounts of less than one million are rounded.
 -------------------------------------------------------------------------------
                                     FY2004      FY2005     FY2005      FY2006
                                                            Interim     Interim
 -------------------------------------------------------------------------------
                                               (in millions of Yen)
  Incoming orders                   227,482     259,435     121,586     115,218
 -------------------------------------------------------------------------------
                                               (in millions of Yen)
  Net sales                         239,439     253,922     107,099     120,492
   Semiconductor and                180,685     191,415      80,832      85,974
   Component Test System
   Mechatronics System               46,395      48,260      20,481      26,655
   Services, Support and             19,680      19,062       8,535       9,660
   Others
   Intercompany transactions         (7,321)     (4,815)     (2,749)     (1,797)
   elimination
   Overseas portion of net          179,414     172,782      72,492      72,286
   sales
  Operating income (loss)            60,719      64,458      22,660      32,199
  Net income (loss)                  38,078      41,374      14,614      22,204
 -------------------------------------------------------------------------------

                                                     (in Yen)
  Net income (loss) per share        194.77      223.17       79.03      118.79
  (basic)
 -------------------------------------------------------------------------------
                                               (in millions of Yen)
  Total assets                      296,769     350,776     320,069     347,089
  Stockholders' equity              206,749     257,927     222,602     278,673
 -------------------------------------------------------------------------------
                                                     (in Yen)
  Stockholders' equity per         1,118.49    1,381.85    1,202.81    1,489.45
  share
 -------------------------------------------------------------------------------

* On October 1, 2006, a one to two stock split was made to shares of the common stock in respect of shareholders recorded in the register as of September 30, 2006. "Net income (loss) per share (basic)" and "Stockholders' equity per share" were calculated based on the number of issued and outstanding shares after such stock split.
** "Net income (loss) per share (basic)" was calculated based on the average number of issued shares (excluding treasury stock) during the period. ***"Stockholders' equity per share" was calculated based on the number of issued shares (excluding treasury stock) as of the end of the period.

         [Charts illustrating information presented in the above table]

Business Results by Segment

Semiconductor and Component Test System Segment
          In this segment, overall sales was positive despite a trend of inventory adjustment of the liquid crystal panels used for personal computers and a reduction in capital expenditures by some semiconductor manufacturers. Such positive sales was primarily due to increased demand for new test systems resulting from a growth in sales of consumer digital products, among other things.
          In the memory semiconductor test system market, because the price of DRAM semiconductors remained stable and manufacturers of DRAM semiconductors promoted capital expenditures for mass production of DDR2-DRAM semiconductors, demand for front-end test systems for DRAM semiconductors was overall positive in Japan, Taiwan and Korea, among other countries. However, the results of back-end test systems for DRAM semiconductors did not achieve our previous forecasts. In addition, sales of test systems for flash memory semiconductors remained steady, due to stable demand for portable audio players and digital cameras, among other things.
          In the market of non-memory semiconductor test system, sales of SoC semiconductor test systems for devices used in consumer digital products and car-related products was primarily favorable in Japan. However, sales of test systems for non-memory semiconductors used in LCD driver IC was weak in the latter half of this interim fiscal period as a result of inventory adjustment of liquid crystal panels in Japan and in Taiwan. Furthermore, demand for the T2000, a test system compatible with OPENSTAR(R)*, which was very favorable in the previous fiscal year, was low due to slow down in the demand.
          As a result of the above, orders input received was (Y)82.0 billion (12.5 % decrease in comparison to the previous interim fiscal period), sales was
(Y)86.0 billion (6.4 % increase) and operating income was (Y)26.5 billion (26.3 % increase).

                    [Picture of the Memory test system T5588]
                   [Picture of the Memory test system T5377S]

 *OPENSTAR(R): The name of an open architecture standard published by the STC
               (Semiconductor Testing Consortium, Inc.). OPENSTAR(R) is a registered trademark or a trademark of STC in the United States, Japan and other countries.


Mechatronics System Segment

          Sales of memory semiconductor test handlers was favorable, primarily due to positive sales of test handlers for flash memory semiconductors. Sales of non-memory semiconductor test handlers remained steady in connection with test handlers for SoC semiconductors used for consumer digital product devices. Sales of device interface products was also steady, due to an increase in demand for flash memory semiconductors and semiconductors for SoC.
          As a result, orders input received was (Y)25.5 billion (17.6 % increase in comparison with the previous interim fiscal period), sales was
(Y)26.7 billion (30.1 % increase) and operating income was (Y)7.6 billion (64.5 % increase).


                   [Picture of the Dynamic Test Handler M6300]


Services, Support and Others Segment

         In this segment, orders input received was (Y) 9.4 billion (4.0 % increase in comparison with the previous interim fiscal period), sales was (Y)
9.7 billion (13.2 % increase) and operating income was (Y) 1.4 billion (27.6 % decrease).


Prospects for the Fiscal Year
--------------------------------------------------------------------------------

          With respect to its operating environment in the fiscal year, Advantest expects a rapid increase in demand for DDR2-DRAM used in personal computers resulting from, among other things, the planned launch of a new operating system for personal computers in January 2007. Advantest also expects to see expanded volume and application of flash memory semiconductors used for mobile telephones, portable audio players and digital cameras. Furthermore, a continuous increase in demand is anticipated for semiconductors used for car-related products and digital consumer products (due to wider acceptance of flat-panel televisions by consumers). With such increase in demand, Advantest expects that demand for semiconductor manufacturing equipments will continue to increase going forward.
          On the other hand, Advantest is concerned that restrained capital expenditures as a result of poor supply and demand balance, an issue unique to the semiconductor market, increased prices of raw materials such as oil, risks relating to exchange rates, and strengthened downward pressure on prices as a result of the above-mentioned factors may affect our results.
          In order to respond to these conditions, Advantest plans to continue its efforts to increase orders input received and expand sales through the timely introduction of new products that meet customers' needs by strengthening marketing and development structure. To further strengthen its cost competitiveness, Advantest will make continued efforts to further improve profitability by reviewing its operational process company wide and improving manufacturing efficiency.
          As a result of the above, net sales for the fiscal year are currently estimated at (Y)255.0 billion, while income before income taxes is estimated at
(Y)68.0 billion and net income at (Y)43.0 billion.


(Cautionary Statement with Respect to Forward-Looking Statements)

          This document contains "forward-looking statements" that are based on Advantest's current expectations, estimates and projections. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest's actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These factors include: (i) changes in demand for the products and services produced and offered by Advantest's customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest's investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers and communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Advantest's actual results, levels of activity, performance or achievements is contained in the "Operating and Financial Review and Prospects", "Key Information - Risk Factors" and "Information on the Company" sections and elsewhere in Advantest's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

Consolidated Financial Statements (U.S. GAAP)
                                                            Amounts of less than one million are rounded.
---------------------------------------------------------------------------------------------------------
  Balance Sheets
     ----------------------------------------------------------------------------------------------------
                                                                 FY2005              FY2006 interim
                                                        (as of March 31, 2006) (as of September 30, 2006)
     ----------------------------------------------------------------------------------------------------
                                                                        (in millions of Yen)
                       (Assets)
     Current assets                                                   275,633                    273,108
      Cash and cash equivalents                                       157,925                    163,635
      Trade accounts receivable, less allowance                        69,567                     67,336
         for doubtful accounts
      Inventories                                                      29,911                     27,040
      Deferred tax assets                                              13,708                     12,471
      Other current assets                                              4,522                      2,626
     Investment securities                                             12,273                     11,423
     Property, plant and equipment, net                                50,793                     50,002
     Deferred tax assets                                                7,378                      7,783
     Intangible assets, at cost, less                                   2,858                      2,973
     accumulated amortization
     Other assets                                                       1,841                      1,800

     ----------------------------------------------------------------------------------------------------
                     Total assets                                     350,776                    347,089
     ----------------------------------------------------------------------------------------------------

     ----------------------------------------------------------------------------------------------------
                    (Liabilities)                                        (in millions of Yen)
     Current liabilities                                               76,745                     53,441
      Current portion of long-term debt                                    30                         10
      Trade accounts payable                                           32,584                     22,915
      Income taxes payable                                             19,970                     10,831
      Accrued expenses                                                 12,781                     11,780
      Accrued warranty expenses                                         4,776                      4,373
      Deferred revenue                                                  2,979                        620
      Other current liabilities                                         3,625                      2,912
     Long-term debt, excluding current portion                             10                          5
     Accrued pension and severance cost                                12,292                     11,420
     Other liabilities                                                  3,802                      3,550
       Total liabilities                                               92,849                     68,416
     ----------------------------------------------------------------------------------------------------
                (Stockholders' equity)
     Common stock                                                      32,363                     32,363
     Capital surplus                                                   37,147                     37,702
     Retained earnings                                                245,090                    262,875
     Accumulated other comprehensive income (loss)                      1,344                      1,757
     Treasury stock                                                   (58,017)                   (56,024)
      Total stockholders' equity                                      257,927                    278,673
     ----------------------------------------------------------------------------------------------------
       Total liabilities and stockholders' equity                     350,776                    347,089
     ----------------------------------------------------------------------------------------------------

  Statements of Income
     ----------------------------------------------------------------------------------------------------
                                                               FY2005 Interim             FY2006 Interim
     ----------------------------------------------------------------------------------------------------
                                                                         (in millions of Yen)
     Net sales                                                        107,099                    120,492
     ----------------------------------------------------------------------------------------------------
       Cost of sales                                                   51,714                     55,493
     Gross Profit                                                      55,385                     64,999
     ----------------------------------------------------------------------------------------------------
       Research and development expenses                               12,877                     14,121
       Selling, general and administrative expenses                    19,848                     18,679
     Operating income                                                  22,660                     32,199
     ----------------------------------------------------------------------------------------------------
       Other income (expense)                                           1,842                      1,752
     Income before income taxes                                        24,502                     33,951
     ----------------------------------------------------------------------------------------------------
       Income taxes                                                     9,888                     11,747
     Net income                                                        14,614                     22,204
     ----------------------------------------------------------------------------------------------------

  Statements of Stockholder's Equity
                                                         FY2006 interim (April 1, 2006 through September 30, 2006)

     -------------------------------------------------------------------------------------------------------------
                                                                           Accumulated
                                           Common    Capital   Retained       other      Treasury stock     Total
                                           stock     surplus   earnings   comprehensive
                                                                          income (loss)
     -------------------------------------------------------------------------------------------------------------
                                                                (in millions of Yen)
     Balance of March 31, 2006             32,363     37,147    245,090          1,344         (58,017)   257,927
     -------------------------------------------------------------------------------------------------------------
     Comprehensive income (loss)
      Net income (loss)                                          22,204                                    22,204
      Other comprehensive income
      (loss), net of tax
        Foreign currency                                                           813                        813
        translation adjustments
        Net unrealized gain (loss) on                                            (400)                      (400)
        available-for-sale securities
                                                                                                        ---------
      Total comprehensive income                                                                           22,617
      (loss)
                                                                                                        ---------
     Cash dividends                                             (4,200)                                   (4,200)
     Stock option compensation                           648                                                 648
     expense
     Other decrease                                     (93)                                      2,004     1,911
     Purchase of treasury stock                                                                    (18)      (18)
     Disposal of treasury stock                                   (219)                               7     (212)
     -------------------------------------------------------------------------------------------------------------
     Balance of September 30, 2006         32,363     37,702    262,875          1,757         (56,024)   278,673


  Statements of Cash Flows
------------------------------------------------------------------------------------------------------------------
                                                                        FY2005 Interim             FY2006 Interim
------------------------------------------------------------------------------------------------------------------
                                                                                     (in millions of Yen)
     Cash flows from operating activities                                       16,798                     12,191
     Cash flows from investing activities                                      (2,818)                    (4,524)
     Cash flows from financing activities                                      (1,531)                    (2,542)
     Net effect of exchange rate changes on cash and                             1,791                        585
     cash equivalents
-----------------------------------------------------------------------------------------------------------------
     Net change in cash and cash equivalents                                    14,240                      5,710
     Cash and cash equivalents at beginning of period                          120,986                    157,925
-----------------------------------------------------------------------------------------------------------------
     Cash and cash equivalents at end of period                                135,226                    163,635
-----------------------------------------------------------------------------------------------------------------



  Consolidated Subsidiaries

     -----------------------------------------------------------------------
     40 subsidiaries (23 in Japan and 17 overseas)
     -----------------------------------------------------------------------
     Advantest Laboratories Ltd.
     Advantest Customer Support Corporation
     Advanmechatec Co., Ltd.
     Advantest Manufacturing, Inc.
     Advantest DI Corporation
     Japan Engineering Co., Ltd.
     Advantest Finance Inc.
     Advantest America, Inc.
     Advantest (Europe) GmbH
     Advantest Taiwan Inc.
     Advantest (Singapore) Pte. Ltd.
     Advantest Korea Co., Ltd.
     Advantest (Suzhou) Co., Ltd.
        and 27 others
     -----------------------------------------------------------------------

Summary of Unconsolidated Results
                                 Amounts of less than one million are truncated.
   -----------------------------------------------------------------------------
                                    FY2004      FY2005     FY2005      FY2006
                                                           Interim     Interim
   -----------------------------------------------------------------------------
                                              (in millions of Yen)
   Net sales                       203,315     217,688     101,484      99,562
    Semiconductor and Component    161,749     176,665      83,344      78,395
    Test System
    Mechatronics System             36,536      38,123      16,701      19,771
    Services, Support and Others     5,028       2,899       1,438       1,395
    Export portion of net sales    148,018     144,159      69,501      55,477
   Operating income (loss)          41,910      49,746      21,161      21,465
   Net income (loss)                28,421      35,273      16,524      16,707
   -----------------------------------------------------------------------------
                                                     (in Yen)
   Net income (loss) per share      288.68      378.34      178.72      178.78
   -----------------------------------------------------------------------------
                                                     (in Yen)
   Dividends per share               50.00       70.00       25.00       35.00
   -----------------------------------------------------------------------------
                                               (in millions of Yen)
   Total assets                    238,109     274,538     255,783     266,206
   Net assets                      159,074     197,226     173,999     211,459
   -----------------------------------------------------------------------------
                                                     (in Yen)
   Net assets per share           1,718.95    2,111.11    1,880.38    2,253.49
   -----------------------------------------------------------------------------

* On October 1, 2006, a one to two stock split was made to shares of the common stock in respect of shareholders recorded in the register as of September 30, 2006. "Net income (loss) per share", "Dividends per share" and "Net assets per share" were calculated based on the number of issued and outstanding shares before such stock split.
** "Net income (loss) per share" was calculated based on the average number of issued shares during the period. Treasury stock was excluded from such number. *** "Net assets per share" was calculated based on the number of issued shares as of the end of the period. Treasury stock was excluded from such number.


       [Charts illustrating the information presented in the above table]

Unconsolidated Financial Statements (Japanese GAAP)
                                 Amounts of less than one million are truncated.

  Balance Sheets

     --------------------------------------------------------------------------------------
                                                FY2005                 FY2006 interim
                                        (as of March 31, 2006)   (as of September 30, 2006)
     --------------------------------------------------------------------------------------
                                                        (in millions of Yen)
                  (Assets)
     Current assets                                   199,872                      192,591
       Cash and deposits                               86,669                       88,398
       Trade accounts receivables                      72,893                       68,196
       Inventory                                       21,607                       19,721
       Deferred tax assets                              9,514                        8,331
       Other                                            9,187                        7,942
     Noncurrent assets                                 74,665                       73,615
       Property, plant and equipment                   38,781                       37,894
         Buildings                                     14,163                       13,740
         Land                                          17,915                       17,915
         Other                                          6,702                        6,239
     Intangible fixed assets                            1,233                        1,343
     Investments and other assets                      34,650                       34,376
       Investment in associated                        16,470                       16,470
       companies
       Deferred tax assets                              3,482                        4,124
       Other                                           14,698                       13,781

     --------------------------------------------------------------------------------------
                Total assets                          274,538                      266,206
     --------------------------------------------------------------------------------------

     --------------------------------------------------------------------------------------
                                                        (in millions of Yen)
                (Liabilities)
     Current liabilities                               68,120                       46,085
       Trade accounts payable                          30,476                       21,049
       Income tax payable                              16,315                        6,910
       Allowance for product warranty                   4,877                        4,395
       Other                                           16,451                       13,729
     Noncurrent liabilities                             9,191                        8,661
       Long-term borrowings                                10                            5
       Allowance for retirement benefits                6,970                        6,359
       Allowance for officers'                          1,681                            -
       retirement benefits
       Other                                              529                        2,296
              Total liabilities                        77,311                       54,746
     --------------------------------------------------------------------------------------
           (Stockholders' equity)
     Common stock                                      32,362                            -
     Capital surplus                                   32,973                            -
     Retained earnings                                187,229                            -
     Net unrealized holding gains on                    2,677                            -
      other securities
     Treasury stock                                   (58,017)                           -
         Total stockholders' equity                   197,226                            -
     --------------------------------------------------------------------------------------
                (Net assets)
     Stockholders' equity                                   -                      208,534
        Common stock                                        -                       32,362
        Capital surplus                                     -                       32,973
        Retained earnings                                   -                      199,222
        Treasury stock                                      -                      (56,024)
     Difference of appreciation and                         -                        2,277
     conversion
        Net unrealized gains on                             -                        2,277
     securities
     Stock acquisition rights                               -                          648
              Total net assets                              -                      211,459
     --------------------------------------------------------------------------------------
         Total liabilities and net                    274,538                      266,206
         assets/ (Stockholder's equity)
     --------------------------------------------------------------------------------------

  Statements of Income

     ---------------------------------------------------------------------------
                                                FY2005 Interim   FY2006 Interim
     ---------------------------------------------------------------------------
                                                         (in millions of Yen)
     Net sales                                         101,484           99,562
     ---------------------------------------------------------------------------
      Cost of sales                                     53,972           50,768
     Gross profit                                       47,512           48,793
     ---------------------------------------------------------------------------
      Selling, general and administrative               26,350           27,328
      expenses
     Operating income                                   21,161           21,465
     ---------------------------------------------------------------------------
      Non-operating income                               4,769            3,852
      Non-operating expenses                             1,341            1,024
     Ordinary income                                    24,589           24,293
     ---------------------------------------------------------------------------
     Income before income taxes                         24,589           24,293
     ---------------------------------------------------------------------------
      Income taxes                                       7,173            6,774
      Income taxes - deferred                              891              810
     Net income                                         16,524           16,707
     ---------------------------------------------------------------------------


  Statements of Changes in Stockholders' Equity
                                                                          FY2006 interim (April 1, 2006 through September 30, 2006)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                 Difference of
                                                Stockholders' equity                             appreciation
                                                                                                     and
                                                                                                  conversion
                   -------------------------------------------------------------------------------------------
                           Capital                                                                               Stock
                           surplus          Retained earnings                                                 acquisition Total net
                          ------------------------------------------------                                       rights     assets
                                               Other Retained earnings                               Net
                   Common                    ----------------------------- Treasury     Total     unrealized
                   Stock  Additional         Reserve for          Retained   stock  stockholders'  gains on
                           paid-in    Legal   losses in  General  earnings              equity    securities
                           capital   reserve   foreign   reserve  brought
                                             investments          forward
------------------------------------------------------------------------------------------------------------------------------------
                                                       (in millions of Yen)
Balance of         32,362   32,973    3,083     27,062   121,880   35,204   (58,017)    194,548        2,677            -   197,226
 March 31, 2006
------------------------------------------------------------------------------------------------------------------------------------
Changes in the term
 Transfer to                                              25,000  (25,000)                    -                                   -
 voluntary reserve
 (Note)
 Bonus of directors                                                  (203)                 (203)                               (203)
 and corporate
 auditors (Note)
 Dividends from                                                    (4,199)               (4,199)                             (4,199)
 surplus (Note)
 Net income                                                        16,707                16,707                              16,707
 Purchase of                                                                    (18)        (18)                                (18)
 treasury stock
 Disposal of                                                         (312)    2,010       1,698                               1,698
 treasury stock
 Net changes of                                                                               -         (400)          648      247
 items other than
 stockholders'
 equity
------------------------------------------------------------------------------------------------------------------------------------
Total changes in                                          25,000  (13,007)    1,992      13,985         (400)          648   14,233
the term
------------------------------------------------------------------------------------------------------------------------------------
Balance of         32,362   32,973    3,083     27,062   146,880   22,197   (56,024)    208,534        2,277           648  211,459
September 30, 2006
------------------------------------------------------------------------------------------------------------------------------------

(Note) These are appropriation items as of the Ordinary Shareholders' Meeting held in June, 2006.

Share Data (as of September 30, 2006)
--------------------------------------------------------------------------------
    Total number of issuable shares----------------------------------220,000,000
    Total number of issued shares------------------------------------99,783,385
    Number of shareholders-------------------------------------------27,297

   (Note) On October 1, 2006, a one to two stock split was made to shares of the common stock. In addition, the company amended its Articles of Incorporation and increased the total number of issuable shares on October 1, 2006. As a result, the total number of issuable shares became 440,000,000 and the total number of issued shares became 199,566,770 as of October 1, 2006.

    Shareholders by Category

                  Category                        Number of    Number of shares    Percentage
                                                shareholders    (in thousands)
   ----------------------------------------------------------------------------------------------
   Financial institutions and securities firms           170            50,086           50.2
   Foreign nationals and entities                        454            32,859           32.9
   Other individual investors                         26,288             8,590            8.6
   Other corporate investors                             385             8,246            8.3


Major Shareholders (as of September 30, 2006)
--------------------------------------------------------------------------------
   ----------------------------------------------------------------------------
                    Name of shareholder     Number of shares   Percentage in
                                             (in thousands)    voting rights
   ----------------------------------------------------------------------------
   Mizuho Trust & Banking Co., Ltd.                  10,071           10.78%
    (retirement benefit trust
    (Fujitsu account), re-trust trustees,
    Trust & Custody Services Bank, Ltd.)
   The Master Trust Bank of Japan, Ltd.               9,160            9.80
     (trust account)
   Japan Trustee Services Bank, Ltd.                  7,990            8.55
     (trust account)
   BNP Paribas Securities (Japan) Ltd.                2,336            2.50
   CALYON DMA OTC                                     2,214            2.36
   Japan Trustee Services Bank, Ltd.                  2,088            2.23
     (trust account 4)
   Deutsche Bank AG, London 610                       1,729            1.85
   The Dai-ichi Mutual Life Insurance Company         1,724            1.84
   Trust & Custody Services Bank, Ltd.                1,623            1.73
    (investment trust account)
   Fukoku Mutual Life Insurance Company               1,546            1.65


1. 6,234 thousand treasury shares held by the Company have not been included in the table above.
2. Mizuho Trust & Banking Co., Ltd. (retirement benefit trust (Fujitsu account), re-trust trustees, Trust & Custody Services Bank, Ltd.) holds 10,071 thousand shares of common stock referred above as the trustee of a retirement benefit plan of Fujitsu Limited, and exercises its voting rights pursuant to instructions given by Fujitsu Limited.
3. The Company has acknowledged that, based on the substantial shareholding reports filed pursuant to the "Disclosure of Substantial Shareholding" prescribed in the Securities and Exchange Law, Nomura Securities Co., Ltd. and its three affiliates jointly held 7,689 thousand shares of Advantest as of August 31, 2006 according to the substantial shareholding reports filed on September 15, 2006 and Capital Guardian Trust Company and its three affiliates jointly held 5,712 thousand shares of Advantest as of July 31, 2006 according to the substantial shareholding reports filed on August 15, 2006. However, the Company has not included the number of shares held by an unverified number of beneficial owners in the table above.


Corporate Overview
--------------------------------------------------------------------------------
   Registered name              ADVANTEST CORPORATION
   Registered office            1-32-1 Asahi-cho, Nerima-ku, Tokyo
   Head office                  Shin Marunouchi Center Building
                                1-6-2, Marunouchi, Chiyoda-ku,
                                Tokyo, JAPAN 100-0005
                                (03) 3214-7500
   Date registered              December 2, 1954
   Number of employees          3,652 (consolidated)
   (as of September 30, 2006)   1,461 (unconsolidated)
                                * Employee numbers above do not include
                                temporary employees
   Listed stock exchanges       Tokyo Stock Exchange, First Section (Code: 6857)
                                New York Stock Exchange (Ticker Symbol: ATE)

Board of Directors, Corporate Auditors and Executive Officers
(as of September 30, 2006)
--------------------------------------------------------------------------------
   Board of Directors and Corporate Auditors
    Chairman of the Board                 Shimpei Takeshita
    Representative Board Director         Toshio Maruyama
    Director and Senior                   Hiroshi Oura
    Executive Advisor
    Director                              Naoyuki Akikusa
    Director                              Yasushige Hagio
    Director                              Junji Nishiura
    Director                              Hiroji Agata
    Director                              Takashi Tokuno
    Director                              Hitoshi Owada
    Standing Corporate Auditor            Noboru Yamaguchi
    Standing Corporate Auditor            Tadahiko Hirano
    Corporate Auditor                     Takashi Takaya
    Corporate Auditor                     Megumi Yamamuro

   Executive Officers
    President and CEO                     Toshio Maruyama
    Senior Executive Officer              Junji Nishiura
    Senior Executive Officer              Hiroji Agata
    Senior Executive Officer              Takashi Tokuno
    Managing Executive Officer            Hitoshi Owada
    Managing Executive Officer            Yuri Morita
    Managing Executive Officer            Jiro Katoh
    Managing Executive Officer            Takao Tadokoro
    Managing Executive Officer            Hiroyasu Sawai
    Managing Executive Officer            Hiroshi Tsukahara
    Executive Officer                     Masao Shimizu
    Executive Officer                     Masao Araki
    Executive Officer                     Yuichi Kurita
    Executive Officer                     Yoshiro Yagi
    Executive Officer                     Hideaki Imada
    Executive Officer                     Shinichiro Umeda
    Executive Officer                     Akira Hatakeyama
    Executive Officer                     Yasuhiro Kawata
    Executive Officer                     Takashi Sugiura
    Executive Officer                     Shinichiro Kuroe
    Executive Officer                     Takashi Sekino
    Executive Officer                     Hiroshi Nakamura
    Executive Officer                     Yoshiaki Yoshida

Memorandum to Shareholders
-------------------------------------------------------------------------------------------------------------
   Fiscal Year                              Starting from April 1 of each year and ending on March 31
                                            of the following year
   Ordinary General meeting of              June of each year
    shareholders
   Decision on shareholders of record       March 31 of each year and September 30 when interim
   qualified to receive dividends           dividends are paid.
   Method for public notice                 Public notice will be posted on the Advantest website
                                            (http://www.advantest.co.jp/investors/).
                                            However, in the case of accidents or other inevitable
                                            circumstances that prevent the Company from posting
                                            public notices on such Company's website, public notices
                                            are carried in the Nihon Keizai Shimbun.
   Share registration agent                 Main Office, Tokyo Securities Transfer Agent Co., Ltd.
   Place for share transfer/registration
   business                                 Togin Bld. 3F, 4-2 Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005
                                            Toll free number: (0120)49-7009
                                            Telephone: (03)3212-4611

   Agent for share transfer/registration    Main Office and Branch Offices in Japan, The Chuo Mitsui
   business                                 Trust and Banking Company, Limited


   Number of shares comprising one unit     100 shares




   Notice

   Requests for sales of fractional shares and additional for purchase of fractional sales:

   The share registration agent mentioned above handles requests for sales and additional purchases of fractional shares. The handling of any request for additional purchase of fractional shares will be suspended for the 12 business days prior to March 31 and the 12 business days prior to September 30, up to March 31 and September 30, respectively. In addition, Tokyo Securities Transfer Agent Co., Ltd. may suspend the handling of requests for additional purchase of fractional shares for a certain period designated by the Company.

   Registration of lost share certificates:

   Those who have lost share certificates may fulfill the procedures concerning the lost share certificates at the share registration agents mentioned above. When such procedures are complete, the symbol and number of lost share certificates are registered on the lost share certificate registration book, which will in turn be available for public inspection. Should there be no objection to such registration or obliteration of registered lost share certificates for a period of one year, those who have lost share certificates may receive the delivery of new share certificates. The fees charged for the registration will be a basic fee of (Y)10,000 and an additional fee of (Y)500 per lost certificate.

   *For inquiries on details, please contact the above share registration agent.



                                [Advantest logo]